Exhibit 21
CONSOLIDATED WATER CO. LTD. AND RELATED COMPANIES
Affiliates of the Registrant
     The following list includes all of the Registrant’s wholly-owned subsidiaries and affiliates as of December 31, 2007. All subsidiaries of the Registrant appearing in the following table are included in the consolidated financial statements of the Registrant.

Affiliates	Jurisdiction of Organization
Aquilex, Inc. (100%)	United States of America

Cayman Water Company Limited (100%)	Cayman Islands

Consolidated Water (Bahamas) Limited (formerly, Waterfields Company Limited)(90.9%)	The Bahamas

Consolidated Water (Belize) Limited (formerly, Belize Water Limited) (100%)	Belize

Consolidated Water (Bermuda) Limited (Affiliate)	Bermuda

DesalCo Limited (100%)	Cayman Islands

Ocean Conversion (BVI) Ltd. (Affiliate)	The British Virgin Islands

Ocean Conversion (Cayman) Limited (100%)	Cayman Islands